April 1, 2013

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attn:	Mr. Jim B. Rosenberg Mr. Mark Brunhofer, and Ms. Ibolya Ignat

Re:	Life Partners Holdings, Inc. Form 10-K for the Fiscal Year Ended February 29, 2012 Filed May 11, 2012 File Number 000-07900

Dear Mr. Rosenberg, Mr. Brunhofer and Ms. Ignat:

We write in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 19, 2013, regarding the Form 10-K for the fiscal year ended February 29, 2012 (the “Form 10-K”) filed by Life Partners Holdings, Inc. (“We” or the “Company”).

To aid the Staff’s review, we have repeated each comment in its entirety in the original numbered sequence.

Comment:

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

1.	Although you indicate in your response to the second bullet of comment 1 that you are not contractually or legally obligated to pay policy premiums in excess of amounts escrowed and that there is no separate deliverable as contemplated under ASC 605-25, it is clear that you elect to make such payments in certain circumstances. Please address the following:

•	Disclose, in the notes to your financial statements of your amended filing, the mechanics associated with your premium advance payments and explain how you are legally entitled to recoup these payments. Clarify whether you make the advances to the trust that held the escrowed funds or whether you pay the insurance company directly. Clarify how you are entitled to recoup these advances when the policy proceeds appear to be payable to the purchaser in the life settlement transaction upon the policyholder’s demise.

Mr. Rosenberg, Mr. Brunhofer and Ms. Ignat
Division of Corporation Finance
April 1, 2013

Response:

In response to the comment, we propose to amend Footnote 10 to the Consolidated Financial Statements, which we believe will be responsive to the Staff’s concerns. The amended paragraph would read:

“We occasionally make advances on policy premiums to maintain certain policies. In the life settlements we broker, estimated future premium amounts are escrowed with a trust company. When the future premium amounts in escrow are exhausted, purchasers are contractually obligated to pay the additional policy premiums. Most purchasers pay the premiums. In some instances, purchasers have failed to pay the premiums and we have acquired the policy or advanced the premiums to maintain the policies. While we have no contractual or other legal obligation to do so, and do not do so in every instance, we have made premium advances as an accommodation and to preserve business goodwill. In these instances, we pay the premiums to the trust company. By making the advance, we have a contractual right to reimbursement out of policy proceeds before the proceeds are distributed to the purchaser. Although we expect ultimate repayment, we make estimates of premium advances bad debts and record reserves as deemed necessary.”1

The purchaser is contractually obligated under an agency agreement and a policy funding agreement, which he or she signs to purchase a policy. In each agreement, the purchaser undertakes to contribute additional amounts to fund premiums if the escrowed amounts are insufficient. If the purchaser fails to do so, the failure is a deemed abandonment of the policy interest, which can be reoffered to another person. If the Staff wishes to review these agreements, we can provide copies.

We note that the subject of premium advances is discussed elsewhere at length in the Form 10-K. See Footnote 10 [Premium Advances], Footnote 18 [Contingencies], Item 1 [Business – Life Partners - General], and Item 7 [Management’s Discussion & Analysis – Operating Expenses]

Comment:

•	Disclose, in the notes to your financial statements of your amended filing, the amount of any concentrations of balances in your historical premium advances at the balance sheet dates among any individual purchasers or financial planners or class(es) of purchasers or financial planners.

[1]	The attached draft of the Form 10-K/A is marked to show changes to the footnote.

Mr. Rosenberg, Mr. Brunhofer and Ms. Ignat
Division of Corporation Finance
April 1, 2013

Response:

The premium advances are widely dispersed and no concentrations exist. Premium advances on behalf of any single purchaser do not exceed three percent of a purchaser’s policy interest in any of the last three fiscal years or in the aggregate. With no concentration on an individual basis, there are no concentrations for any larger group. We believe it would not be meaningful to disclose the absence of a concentration.

Comment:

•	Tell us whether you act as a servicer and whether the accounting in ASC Topic 860 applies.

Response:

We believe we are not a servicer within the meaning of ASC Topic 860. We do not receive servicing revenues or other fees, such as late charges, and do not perform the types of services indicated in ASC Topic 860 (860-50-05-3). In the settlements we broker, the trust company is the servicer. The policies are held throughout their life by the trust company, which closes the settlement, holds the escrowed funds, pays the premiums, disburses policy proceeds, and otherwise deals with the insurer, insured and purchaser. If the escrow account is depleted, the purchaser’s premium payments are remitted to the trust company. The trust company pays the insurer. An affiliate of ours, ESP Communications, Inc., monitors the life of the insured through the Social Security Administration’s death index and notifies the trust company upon the insured’s death, which is done to prevent an oversight of an insured’s death in the event the trust company is not informed or is unaware of the death. These ministerial functions are minor in comparison to the trust company’s role, and the functions do not rise to the level of servicing envisioned in ASC Topic 860.

Comment:

•	Provide us an analysis supporting whether or not you believe that any of your purchasers of life settlement transactions or the financial planners you use to identify these purchasers had or have an expectation based on anything in writing, communicated verbally or your past practices that any deficiency in escrowed premiums would be or will be funded by you.

Response:

We believe the purchasers and financial planners do not expect that we will advance the premiums if the escrow is depleted. The settlement contracts specifically state that the purchaser will be responsible2 and no mention of possible advances by us is made in the written materials or oral presentations that we provide to potential purchasers or financial planners. We are not aware of use by financial planners of written materials or oral presentations suggesting the possibility of premium advances.

[2]	The obligation is stated in bold face on the first page of the policy funding agreement.

Mr. Rosenberg, Mr. Brunhofer and Ms. Ignat
Division of Corporation Finance
April 1, 2013

To our knowledge, the only place where premium advances are discussed is in our Exchange Act reports. Those disclosures state clearly that we have no legal obligation to make advances and do not do so in all cases. While potential purchasers obviously have access to these reports, the reports are not delivered to potential purchasers under our standard protocols.

Comment:

•	If you believe that an expectation existed or exists, please tell us how it is considered in your revenue recognition policy. If you do not believe an expectation exists, revise the notes to your financial statements in your amended filing to describe the criteria you use in determining whether to fund these deficiencies in escrowed premiums and the frequency with which you have historically funded them, and to state definitively that your customers do not have an expectation, based on anything communicated orally or in writing or based on your past practices, that you will fund any deficiencies.

Response:

We believe there is no expectation and have indicated in our reports that the decisions to make advances are discretionary and subjective. We do not use a set of criteria for making the decisions. To understand the lack of criteria, it is important to view the advances in relationship to the total premium obligation. In fiscal 2011 and 2012, we made advances net of purchaser reimbursements of $2,883,859 and $1,287,358. Total premiums paid during fiscal 2011 and 2012 were $99,087,196 and $97,930,794. Total premiums past escrow paid during fiscal 2011 and 2012 were $4,973,037 and $8,524,212. In each instance, the amount of our advances is a small portion of the total premium obligation. Further, well over 90% of the premiums we advance relate to viatical settlements, which are no longer a part of our business model. In fiscal 2012, we made less than $90,000 in advances for life settlements. We made no advances for life settlements in fiscal 2011. For these reasons, we believe the advances are a small piece of our overall activities and have little effect on our current operations. Similarly, the expectations of potential life settlement purchasers have little effect and are not material to our shareholders or the market.

 Mr. Rosenberg, Mr. Brunhofer and Ms. Ignat
Division of Corporation Finance
April 1, 2013

Comment:

Draft Form 10-K/A
Notes to Consolidated Financial Statements
(15) Comprehensive Income, Shareholders’ Equity, Stock Transactions and Common Stock Options, page 51

2.	We noted that you made corrections to the dividend amounts disclosed in your tabular disclosure. Please tell us why your auditor did not dual date its report to address the correction. Please include a report in your amended filing that has been revised by your auditor to address the correction or tell us why additional disclosures are not warranted.

Response:

We must apologize. The draft of the Form 10-K/A we submitted for the Staff’s information was in error. Its dividend table was not adjusted to show post-stock split amounts. The Form 10-K as filed was adjusted to show post-stock split amounts and it is correct. We have corrected the attached draft of the Form 10-K/A to reflect the proper amounts.

Comment:

3.	Please revise your disclosure provided in response to prior comment 3 that addresses the error correction effected to the disclosure included in Note 15. Elaborate on any internal control deficiencies that allowed the issuance of the financial statements with an erroneous disclosure and explain whether these amounted to a material weakness. Clarify whether you identified the errors or your independent accountants advised you about the error to the previously issued financial statements. Disclose the changes made to your internal control over financial reporting to remedy any material weaknesses identified.

Response:

Since the error was in the attached draft of the Form 10-K/A, we believe no further response to the above comment is needed.

Thank you for your prompt attention to our responses. Should you have any questions or comments about this filing, please contact Ms. Colette Pieper, Chief Financial Officer, at 254-751-7447 or cpieper@lifepartnersinc. com, or R. Scott Peden,

Mr. Rosenberg, Mr. Brunhofer and Ms. Ignat
Division of Corporation Finance
April 1, 2013

General Counsel, at 254-751-7447 or speden@lifepartnersinc. com. You may also contact me at 405-235-1900 (tel), 405-235-1995 (fax) or derrick@derrickandbriggs.com.

Sincerely yours,
/s/ Gary W. Derrick
Gary W. Derrick

Cc:	Mr. R. Scott Peden Ms. Colette Pieper